

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2021

Luca Santarelli
Chief Executive Officer
VectivBio Holding AG
Aeschevorstadt 36
4051 Basel
Switzerland

> **Re: VectivBio Holding AG**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted February 5, 2021**
> **CIK 0001836379**

Dear Dr. Santarelli:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1, Submitted February 5, 2021

Summary
Overview, page 1

1. We note your response to our prior comment number 1. Comparisons to other available treatments require head-to-head trials. While there may be similarities between these trials, the graphics on pages 5 and 95-96 are reflective of separate, head-to-head trials, and therefore are not appropriate comparisons. Please remove these graphics.

Risk Factors

If we fail to comply with our obligations in current or future agreements..., page 38

2. We note your response to our prior comment number 7. Please revise your discussion to explain more specifically the impact on your business if you were to lose license rights under the Ferring agreement.

Business

Our Competitive Differentiation, page 94

3. We note your response to our prior comment number 12. Please revise your Business disclosure to explain the disclosed p-values, how p-values are used to measure statistical significance and how statistical significance relates to FDA standards of efficacy.

Description of Share Capital and Articles of Association, page 146

4. We note your response to our prior comment number 17. Please clarify the distinction between your shareholders' rights agreement and investors' rights agreement and file the investors' rights agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

You may contact Tracie Mariner at 202-551-3744 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan Sansom, Esq.